                       QUARTERLY REPORT/MARCH 31, 1996

                               [BANPONCE LOGO]

TO OUR STOCKHOLDERS


BanPonce Corporation reflected a solid performance for the first quarter of 1996, while making progress toward the achievement of its strategic objectives. During 1996 the Corporation will focus on strengthening its competitive position in Puerto Rico, expanding its franchise in the Caribbean and the United States and diversifying its financial services to provide more quality service and alternatives to its customers. The accomplishment of these objectives should build shareholder value.

     Net income for the first quarter of 1996 increased 33.8% reaching $45.1 million compared with $33.7 million for the same period in 1995. For the last quarter of 1995, the Corporation reported net income of $40.3 million.

     On a per common share basis, net income rose 36.5% to $1.31 for the first quarter of 1996, based on 32,974,936 average shares outstanding from $0.96 for the same period in 1995, based on 32,866,623 average shares outstanding. Earnings per common share for the last quarter of 1995 amounted to $1.15, based on 32,948,636 average shares outstanding.

     This increase in earnings contributed to the improvement in the Corporation's profitability ratios for the quarter. Return on assets (ROA) and return on common equity (ROE) for the quarter ended March 31, 1996 were 1.17% and 16.39%, respectively, compared with 1.06% and 13.96% for the first quarter of 1995 and 1.05% and 14.82% for the fourth quarter of 1995.

Among the highlights for the first quarter of 1996 are:

     Net interest income rose $24.9 million, reaching $162.4 million for the first three months of 1996 compared with $137.5 million for the same period of 1995. While earning assets rose $2.6 billion, the net interest yield, on a taxable equivalent basis, decreased to 4.77% for the first quarter of 1996, from 4.88% for the same period a year earlier.

     The Corporation's provision for loan losses rose to $21.3 million for the first quarter of 1996 from $11.7 million in the same period of 1995, primarily as a result of increases in the loan portfolio, net charge-offs and non-performing assets. Net charge- offs for the quarter ended March 31, 1996, amounted to $14.9 million or 0.68% of average loans, compared with $8.0 million or 0.41% for the quarter ended March 31, 1995, and $17.3 million or 0.81%
for the fourth quarter of 1995.

     Reflecting the results of the Corporation's strategic objective to diversify revenue, other operating revenue rose to $52.0 million for the first quarter of 1996 from $37.6 million for the same period in 1995. The increase of $14.4 million is principally attributed to an increase of $6.2 million in other operating income and $3.6 million in other service fees. The Corporation's leasing subsidiaries reflected a significant increase in this category mainly as a result of higher gains on sale of daily rental units and higher daily rental income. In addition, the corporations acquired during the second quarter of 1995, BP Capital and Puerto Rico Home Mortgage, contributed $2.5 million to other operating income.

     Operating expenses for the three-month period ended March 31, 1996, increased $12.4 million or 10.5%, compared with $118.3 million reported for the same period a year earlier primarily due to higher personnel costs. Also, operating expenses reflected the increased spending on net occupancy, equipment, professional fees and business promotion aimed at enhancing future revenue growth. Partially offsetting these increases was a reduction in the FDIC assessment of $5.0 million, as a result of a reduction in the assessment rate during the third quarter of 1995, when the Bank Insurance Fund (BIF) reached its statutory level.

     The Corporation's total assets at March 31, 1996 amounted to $15.8 billion, compared with $13.1 billion at the same date in 1995 and $15.7 billion at December 31, 1995. Most of the increase in assets was related to the sustained growth in Banco Popular and to the acquisition of BP Capital which contributed $878 million in assets as of March 31, 1996.

     Loans amounted to $8.9 billion at March 31, 1996, compared with $8.0 billion a year earlier and $8.7 billion at December 31, 1995. Loan growth was paced by an increase in commercial loans as the company continues to develop relationships with small and middle market companies. The allowance for loan losses increased to $175 million or 1.97% of loans at March 31, 1996, compared with $168 million or 1.94% at December 31, 1995 and $157 million or 1.97% at March 31, 1995.

     Regarding credit quality, non performing assets

(NPA) amounted to $151 million or 1.70% of total loans at March 31, 1996, compared with $124 million or 1.55% at the same date last year and $155 million or 1.79% at the end of 1995. When adjusted to conform to standard industry practice, NPA were $111 million or 1.26% of loans at the end of this quarter, compared with $95 million or 1.19% at March 31, 1995.

     At March 31, 1996, total deposits were $10.2 billion compared with $9.4 billion at the same date of 1995 and $9.9 billion at December 31, 1995. Borrowings increased $1.6 billion to $4.0 billion at the end of the first quarter of 1996, from $2.4 billion a year earlier, primarily reflecting the acquisition of BP Capital which utilizes borrowings as part of its arbitrage activities.

     Stockholders' equity increased to $1.16 billion at March 31, 1996, compared with $1.04 billion a year ago and $1.14 billion as of December 31, 1995, principally as a result of the retention of earnings. Book value per common share increased to $32.13 as of March 31, 1996, from $28.55 as of the same date last year and $31.62 at the end of 1995.

     At March 31, 1996, the Corporation had solid capital ratios, with a Tier I ratio of 11.96%, a total capital ratio of 14.68% and a leverage ratio of 6.65%.

     Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.


     During this quarter, BanPonce Corporation made its first international investment with the purchase of 20% of the common stock of Jamaica's fourth largest financial institution, CitizensBank. The Corporation also acquired preferred stock of CitizensBank, which is convertible at the option of BanPonce into common stock equal to an additional 10% of common equity of said institution.


     ATH Dominicana, the first automated teller machine (ATM) network in the Dominican Republic, began operations on March 25, 1996. This network, will facilitate electronic transactions by providing customers of banks in the Dominican Republic with access to ATMs in Puerto Rico and the United States. This joint venture is the first expansion of Banco Popular's technological infrastructure and expertise outside of Puerto Rico.


     Mr. Waldemar Del Valle, a director of BanPonce Corporation since 1984, recently passed away. We will certainly miss his sound advice and profoundly appreciate his many years of dedication to our organization.



                                         /s/ Richard L. Carrion
                                         ----------------------
                                         Richard L. Carrion
                                         Chairman, President and
                                         Chief Executive Officer

FINANCIAL REVIEW

- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                      At March 31,                          Average for the quarter
(In thousands)                                      1996          1995        Change           1996           1995        Change
- ---------------------------------------------------------------------------------------------------------------------------------
       Money market investments                $  661,357    $   51,811     $ 609,546     $  657,034     $   41,337     $ 615,697
       Investment and trading securities        5,289,849     4,133,505     1,156,344      5,225,215      4,162,900     1,062,315
       Loans                                    8,850,078     7,993,717       856,361      8,748,657      7,863,742       884,915
       All other assets                         1,003,799       896,510       107,289        925,924        865,836        60,088
       Total assets                            15,805,083    13,075,543     2,729,540     15,556,830     12,933,815     2,623,015
       Non-interest bearing liabilities         2,211,091     1,981,270       229,821      2,190,371      2,042,543       147,828
       Interest bearing liabilities            12,434,422    10,055,955     2,378,467     12,209,571      9,871,081     2,338,490
       Stockholders' equity                     1,159,570     1,038,318       121,252      1,156,888      1,020,191       136,697

- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                        First Quarter
per share information)                              1996          1995         Change
- ---------------------------------------------------------------------------------------------------------------------------------
       Net interest income                     $  162,460    $  137,528     $  24,932
       Provision for loan losses                   21,273        11,698         9,575
       Fees and other income                       51,992        37,553        14,439
       Other expenses                             148,037       129,642        18,395
       Net income                              $   45,142    $   33,741     $  11,401
       Net income applicable to common stock   $   43,055    $   31,654     $  11,401
       Earnings per common share                     1.31          0.96          0.35

- ---------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                                            First Quarter
INFORMATION                                                                                1996                1995
- ---------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -     Return on assets                                                 1.17%              1.06%
                           Return on earning assets                                         1.24               1.13
                           Return on common equity                                         16.39              13.96
                           Net interest spread (taxable equivalent)                         4.01               4.04
                           Net interest yield (taxable equivalent)                          4.77               4.88
                           Effective tax rate                                              27.75              25.13
                           Overhead ratio                                                  48.45              58.73
- ---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -    Equity to assets                                                 7.44%              7.89%
                           Tangible equity to assets                                        6.59               6.88
                           Equity to loans                                                 13.22              12.97
                           Internal capital generation                                     11.47               9.19
                           Tier I capital to risk-adjusted assets                          11.96              12.31
                           Total capital to risk-adjusted assets                           14.68              13.72
                           Leverage ratio                                                   6.65               7.31
- ---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -        Market price
                            High                                                          $46.25             $31.75
                            Low                                                            38.75              28.13
                            End                                                            46.25              31.50
                           Book value at period end                                        32.13              28.55
                           Dividends declared                                               0.30               0.25
                           Dividend payout ratio                                           22.96%             25.94%
                           Price/earnings ratio                                            10.19x              8.40x
- ---------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -            Common shares outstanding                                  32,974,936         32,866,623
                           Full-time equivalent employees                                  7,729              7,634
                           Branches (banking operations)                                     214                212
                           Automated teller machines                                         345                304
                           Stockholders                                                    5,387              5,347

FINANCIAL REVIEW


This financial review contains an analysis of the consolidated financial condition and performance of BanPonce Corporation and its wholly-owned subsidiaries (the Corporation). BanPonce Corporation is a regional diversified, bank holding company engaged in the following businesses through its subsidiaries.

   _ Commercial Banking/Savings and Loans - Banco Popular de Puerto Rico (Banco Popular), Pioneer Bank, Inc. and Banco Popular, FSB

   _ Lease Financing - Popular Leasing and Rental, Inc. and Vehicle Equipment Leasing Company, Inc. (VELCO)

   _ Mortgage Banking/Consumer Finance - Popular Mortgage, Inc. (d/b/a Puerto Rico Home Mortgage), Equity One, Inc. (Equity One) and Popular Consumer Services, Inc.

   _    Investment Banking - BP Capital Markets, Inc. (BP Capital)

     This financial review should be read together with the consolidated financial statements, supplemental financial data and tables contained in this quarterly report.

NET INCOME
The Corporation's net income for the first quarter of 1996 was $45.1 million, an increase of 33.8% when compared with $33.7 million reported for the same period in 1995. Net income for the last quarter of 1995 was $40.3 million. Earnings per common share (EPS) for the quarter were $1.31, based on 32,974,936 average shares outstanding, compared with EPS of $0.96 for the first quarter of 1995, based on 32,866,623 average shares outstanding and EPS of $1.15 for the last quarter of 1995, based on 32,948,636 average shares outstanding. Return on assets (ROA) and return on common equity (ROE) for the quarter ended March 31, 1996 were 1.17% and 16.39%, respectively, compared with 1.06% and 13.96% attained during the first quarter of 1995 and 1.05% and 14.82% for the quarter ended December 31, 1995.

     The increase of $11.4 million in net income for the first quarter of 1996 resulted from a higher net interest income by $24.9 million plus higher non-interest revenues by $14.4 million, partially offset by increases of $12.4 million in operating expenses, $9.5 million in the provision for loan losses and $6.0 million in income tax expense.

NET INTEREST INCOME
Net interest income for the first quarter of 1996 increased to $162.4 million, or 18.1% higher than the $137.5 million reported for the same period in 1995. On a taxable equivalent basis, net interest income increased to $174.5 million from $147.1 million in the first quarter of 1995 and $168.5 million in the fourth quarter of 1995. This increase was mainly due to a rise of $2.6 billion in the average volume of earning assets. The net interest yield on a taxable equivalent basis for the first quarter of 1996 was 4.77% compared with 4.88% for the same quarter in 1995 and 4.72% in the last quarter of 1995. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

     Average earning assets reached $14.6 billion for the quarter ended March 31, 1996, compared with $12.1 billion for the same quarter of 1995. The rise was mainly the result of a higher average volume of investment, money market and trading securities which taken all together rose by $1.7 billion and an increase in the average volume of loans of $885 million.

     Average money market investments reached $657 million for the first quarter of 1996, compared with $41 million for the same period of 1995. The acquisition of the investment banking operation of BP Capital during the second quarter of 1995 was the main reason for this increase. Average investment securities reached $4.9 billion compared with $4.2 billion reported for the same quarter in 1995. Banco Popular was the principal contributor for this increase with a rise of $686 million.

     The average balance of trading account securities for the three-month period ended March 31, 1996, totaled $330 million compared with $12 million reported for the same quarter last year. This increase relates mostly to the new subsidiaries, BP Capital, with $223 million in average balance, and Popular Mortgage, acquired on March 31, 1995, with an average of $96 million. Both balances are comprised mostly of mortgage-backed securities.

     The increase of $390 million in average commercial loans was principally attained at Banco Popular. Average mortgage loans grew $230 million. In this category, Equity One had a 27.9% growth accounting for $145 million of the total increase in mortgage loans. This increase relates to its continuous expansion in the United States.

     The yield on earning assets, on a taxable equivalent basis, for the first quarter of 1996 and 1995 averaged 8.61%. Although the average yield did not change, fluctuations among the various earning asset categories were experienced.

     The average yield on loans for the first quarter of 1996 and 1995, on a taxable equivalent basis, was 10.01% and 9.79%, respectively. The taxable equivalent yield of the commercial loan portfolio decreased by 19 basis points averaging 8.84% compared with 9.03% in the same quarter in 1995. The reduction of 25 basis points in the prime rate during the latter part of 1995 and a further decrease of 25 basis points during the quarter ended on March 31, 1996, were the main reasons for this decrease. The average yield on consumer loans increased to 12.77% from 11.83% achieved during the first quarter of 1995. The average yields on mortgage loans on a taxable equivalent basis for the first quarter of 1996 and 1995 were 8.42% and 8.33%, respectively.

     The average yield on investment securities, on a taxable equivalent basis, was 6.73% or 34 basis points higher than the 6.39% in the first quarter of 1995. The increase mostly relates to the maturity of investment securities whose proceeds were reinvested at higher rates. The average yield on money market investments decreased from 9.54% during the first quarter of 1995 to 5.28% in the same period of 1996. The latter, although appears significant, affected interest income only by $600 thousand due to the small average volume of $41 million for 1995 as compared with $657 million in 1996. The average yield, on a taxable equivalent basis, of the trading portfolio improved to 6.07% from 3.63% in the first quarter of 1995.

     Average interest bearing liabilities of the Corporation were $12.2 billion for the three-month period ended March 31, 1996, compared with $9.9 billion for the same period of 1995, an increase of $2.3 billion. Average interest bearing deposits increased $662 million, mostly in certificates of deposits which grew $398 million, reaching $3.3 billion for the first quarter of 1996. Saving accounts also increased during the quarter averaging $133 million more than in the first quarter of 1995. Average demand deposits grew by $148 million from $1.81 billion to $1.95 billion.

     The average cost of interest bearing deposits for the quarter ended March 31, 1996 and 1995 was 4.10% and 4.14%, respectively. The decrease of four basis points was attributed to lower costs on certificates of deposit and NOW and money market deposits. The average cost on certificates of deposit for the first quarter of 1996 was 5.07%, down from 5.29% reported for the same quarter of 1995. The average cost of NOW and money market deposits declined 55 basis points, reaching 3.23% in the first quarter of 1996. Conversely, the average cost of saving accounts increased 9 basis points and the average cost of other time deposits increased 37 basis points.

     Average short-term borrowings increased $1.5 billion this quarter compared with the quarter ended on March 31, 1995. The operation of BP Capital, with an average volume of short-term borrowings of $848 million for the three-month period ended March 31, 1996, accounted for most of the increase. Banco Popular also had an increase in short-term borrowings, reaching an average level of $1.7 billion compared with $1.5 billion in the same quarter of 1995. The average cost of short-term borrowings for the quarter ended March 31, 1996, decreased by 43 basis points, from 5.63% to 5.20% in 1996.

     Although the average cost of most interest bearing liabilities showed decreases, about 86% of the growth in average earning assets was funded through time deposits, short-term borrowings and long- term debt, which carry a higher cost. As a result, the average cost of interest bearing liabilities increased slightly, reaching 4.60% for the first quarter of 1996, from 4.57% reported for the same period of 1995.

     The net interest yield, on a taxable equivalent basis, decreased to 4.77%, from 4.88% reported for the first quarter of 1995. The decline results mainly from the net interest margin of 0.50% earned at BP Capital due to its significant volume of arbitrage activities. This relatively low net interest margin had the effect of diluting the margins earned at all the other entities within the consolidated group by ap-proximately 27 basis points during the quarter ended on March 31, 1996.

Table A summarizes the results previously explained.

TABLE A
NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)

- ---------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                FIRST QUARTER
- ---------------------------------------------------------------------------------
                                          1996 AVERAGE           1995 AVERAGE
                                      -------------------------------------------
                                      BALANCE        RATE     BALANCE      RATE
                                      -------------------------------------------
Earning assets                        $14,631       8.61%     $12,068      8.61%
                                      =======                 =======

Financed by:
 Interest bearing funds               $12,210       4.60%     $ 9,871      4.57%

 Non-interest bearing funds             2,421                   2,197
                                      -------                 -------

     Total                            $14,631       3.84%     $12,068      3.73%
                                      =======                 =======

Net interest income per books         $ 162.4                 $ 137.5

Taxable equivalent adjustment            12.1                     9.6
                                      -------                 -------

Net interest income on a
  taxable equivalent basis            $ 174.5                 $ 147.1
                                      =======                 =======

Spread                                              4.01%                  4.04%

Net interest yield                                  4.77%                  4.88%


PROVISION AND ALLOWANCE FOR LOAN LOSSES
The provision for loan losses for the first quarter of 1996 was $21.3 million, exceeding by $9.5 million the amount recorded for the same period of 1995. During the fourth quarter of 1995 the provision amounted to $21.2 million. Among the factors considered for this increase are the growth of $856 million in the Corporation's loan portfolio from March 31, 1995 to the same date this year and increases in net charge-offs and non-performing assets. The provision for loan losses for the first quarter of 1996 represented 142% of net charge-offs compared with 146% for the same period of 1995 and 123% for the last quarter of 1995.

     Net charge-offs for the quarter ended March 31, 1996, totaled $14.9 million or 0.68% of average loans, compared with $8.0 million or 0.41% reported for the same quarter in 1995, and $17.3 million or 0.81% for the quarter ended on December 31, 1995. Consumer loans net charge-offs increased $2.8 million when compared with the first quarter of 1995 and commercial loans net charge-offs increased $2.3 million. Consumer loans net charge-offs totaled $6.0 million for the quarter ended March 31, 1996, while net credit losses on the commercial portfolio amounted to $5.4 million. Total lease financing net charge-offs increased $1.9 million, from $0.5 million in the first quarter of 1995 to $2.4 million this quarter. Mortgage loans net charge-offs increased $0.2 million, while there was a reduction of $0.3 million in the construction loans net credit losses.

TABLE B

- ---------------------------------------------------------------------
   Quarter              Provision for        Net        Allowance for
   Ended                 Loan Losses     Charge-offs     Loan Losses
- ---------------------------------------------------------------------
                                       (In millions)
March 31, 1996             $21.3           $14.9            $175
December 31, 1995           21.2            17.3             168
September 30, 1995          19.0            13.3             164
June 30, 1995               12.6            11.4             159
March 31, 1995              11.7             8.0             157


     As of March 31, 1996, the allowance for loan losses reached $175 million, maintaining the same ratio as a percentage of loans than the one at the same date in 1995, when the allowance was $157 million or 1.97% of loans. Comparable figures at the end of 1995 were $168 million and 1.94%, respectively. Management considers that the allowance for loan losses is adequate to absorb the potential write-offs in the loan portfolio based on the methodology established for its evaluation, which includes portfolio risk characteristics, prior loss experience, results of periodic credit reviews and current and anticipated economic conditions.

     At March 31, 1996, the Corporation had $80 million in loans considered impaired, of which $38 million had a related allowance for possible loan losses of $9 million. As of the same date last year, loans considered impaired amounted to $87 million, of which $43 million had a related allowance of $8 million. No increase in the provision for loan losses was necessary for either quarter as a result of the impairment measurement required by SFAS 114 and 118.

CREDIT QUALITY
As presented on Table D, non-performing assets (NPA) as of March 31, 1996, which consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate amounted to $151 million or 1.70% of loans, compared with $124 million or 1.55% at March 31, 1995.

TABLE C
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                  First Quarter

(Dollars in thousands)                        1996           1995
- ------------------------------------------------------------------
Balance at beginning of period ..........  $168,393       $153,798
Provision for loan losses ...............    21,273         11,698
                                           -----------------------
                                            189,666        165,496
                                           -----------------------
Losses charged to the allowance
 Commercial .............................     9,215          4,855
 Construction ...........................       693          1,000
 Lease financing ........................     3,325          1,195
 Mortgage ...............................       597            336
 Consumer ...............................     9,513          6,958
                                           -----------------------
                                             23,343         14,344
                                           -----------------------
Recoveries
 Commercial .............................     3,859          1,755
 Construction ...........................         1             54
 Lease financing ........................       947            713
 Mortgage ...............................       112             79
 Consumer ...............................     3,482          3,714
                                           -----------------------
                                              8,401          6,315
                                           -----------------------
Net loans charged-off ...................    14,942          8,029
                                           -----------------------
Balance at end of period ................  $174,724       $157,467
                                           =======================

Ratios:
 Allowance for losses to loans ..........      1.97%          1.97%
 Allowance to non-performing assets .....    116.00         126.85
 Allowance to non-performing loans ......    124.30         139.36
 Non-performing assets to loans .........      1.70           1.55
 Non-performing assets to total assets ..      0.95           0.95
 Net charge-offs to average loans .......      0.68           0.41
 Provision to net charge-offs ...........      1.42x          1.46x
 Net charge-offs earnings coverage ......      5.61           7.07


NPA were $155 million or 1.79% of loans at December 31, 1995.

     Non-performing loans totaled $141 million as of March 31, 1996, from $113 million at the end of the first quarter of 1995. As of December 31, 1995, these loans amounted to $144 million. Most of the increase was reflected in non-performing commercial and construction loans, which accounted for approximately 61% of the increase. The major reason for the increase in non-performing commercial and construction loans was the continued growth in these portfolios. Non-performing mortgage loans increased $9 million, while non-performing consumer loans increased $2.9 million, mainly at Equity One. Non-performing lease financing loans decreased $1 million. Non-performing mortgage loans increased $5.1 million at Equity One due mainly to the growth in the portfolio. In addition, Banco Popular's non-performing mortgage loans increased $3.9 million. Other real estate and renegotiated loans decreased $0.8 million and $0.2 million, respectively.

TABLE D


- ----------------------------------------------------------------
                                             NPA      Allowance
                                           as a %      as a %
  Date                      NPA           of Loans     of NPA
- ----------------------------------------------------------------
                   (Dollars in millions)
March 31, 1996             $151             1.70%       116.0%
December 31, 1995           155             1.79        108.6
September 30, 1995          156             1.84        105.5
June 30, 1995               148             1.81        107.1
March 31, 1995              124             1.55        126.9

     The standard industry practice is to place non-performing commercial loans on non-accrual status when payments of principal or interest are delinquent 90 days. The Corporation, however, reports its non-performing assets on a more conservative basis than most U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans when they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

     Assuming standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of March 31, 1996, amounted to $111 million or 1.26% of loans, and the allowance for loan losses would be 156.9% of non-performing assets. At March 31, 1995 and December 31, 1995, adjusted non-performing assets were $95 million and $121 million, respectively, or 1.19% and 1.39% of loans.

     Accruing loans that are contractually past-due 90 days or more as to principal or interest as of March 31, 1996, amounted to $11.5 million compared with $9.5 million at March 31, 1995, and $11.7 million at December 31, 1995.

OTHER OPERATING INCOME
Other operating income, including securities and trading gains, amounted to $52.0 million for the first quarter of 1996 compared with $37.6 million for the same quarter in 1995, an increase of $14.4 million or 38.4%. This rise in other income was principally driven by an increase of $6.2 million in other operating income and $3.6 million in other service fees.

     Services charges on deposit accounts totaled $21.1 million for the quarter ended March 31, 1996, compared with $18.1 million for the same quarter of 1995. Growth in the activity of commercial accounts together with a revised fee structure accounted for $2.3 million of the increase.

     Other services fees rose $3.6 million for the first three months of 1996, amounting to $17.4 million compared with $13.8 million for the same quarter of 1995. Mortgage servicing fees were $1.0 million higher, largely as a result of the servicing portfolio acquired from Puerto Rico Home Mortgage. Letter of credit fees, credit card fees and fees related to the sale and administration of investment products added $1.6 million to this revenue category. Also, fees collected on the growing volume of transactions at point-of-sale (POS) terminals and other electronic banking services contributed additional income.

     Other operating income increased $6.2 million, from $5.7 million for the first quarter of 1995 to $11.9 million for the same period in 1996. A portion of this increase is due to higher gains realized on the sale of rental units and daily rental income by the Corporation's leasing subsidiaries. Also, the investment banking services of BP Capital, acquired in April 1995, contributed $1.8 million to this revenue category. Equity One and Puerto Rico Home Mortgage accounted for additional income of $1.7 million from the sale of loans.

     During the first three months of 1996, the Corporation realized gains on sale of securities and trading transactions amounting to $1.6 million, of which $0.7 million were in trading activities and $0.9 million from the sale of securities from the portfolio available-for-sale. The Corporation had a net loss of $4 thousand in these activities for the first three months of 1995.

OPERATING EXPENSES
Operating expenses increased $12.4 million or 10.5%, reaching $130.7 million for the first quarter of 1996, from $118.3 million for the same period in 1995, principally reflecting higher personnel costs, equipment expenses, net occupancy expense and professional fees related to the Corporation's ongoing strategic initiatives.

     Personnel costs, the major component of operating expenses, totaled $67.8 million for the first three months of 1996, compared with $60.4 million for the same period in 1995, an increase of $7.4 million or 12.2%. Salary expenses increased $3.2 million or 7.8% to $44.7 million, compared with $41.5 million in 1995. This increase was due largely to annual merit increases, greater use of incentive payments for sales efforts, and business expansion. The salary expenses of BP Capital and Puerto Rico Home Mortgage accounted for $1.0 million of the increase. In addition, profit sharing expense rose $2.7 million primarily due to the improvement in Banco Popular's profitability ratios.

     Pension and other benefits totaled $17.0 million for the quarter ended March 31, 1996, compared with $15.6 million for the same period a year ago. Most of the increase was experienced in Banco Popular, as a result of an expense of $1.2 million for staff uniforms in order to emphasize our corporate image at all branches. Pension costs and postretirement benefits rose $1.2 million while health insurance expense reflected an increase of $1.0 million. Moreover, the tax qualified savings plan implemented by Banco Popular during the second quarter of 1995 resulted in an additional expense of $0.2 million for this quarter. Partially offsetting these increases was the effect of a voluntary early retirement plan offered during last year which represented a total cost of $2.7 million for the first three months of 1995.

     Other operating expenses, excluding personnel costs, increased $5.0 million, reaching $62.9 million for the first quarter of 1996, compared with $57.9 million for the same period in 1995. The operations of Puerto Rico Home Mortgage and BP Capital accounted for $1.1 million of the increase in other operating expenses. Net occupancy expense, equipment expenses, professional fees and business promotion grew a combined $7.9 million due to the investment needed to support the continuing growth of the Corporation's business activity, including costs related to the expansion of the electronic payment system, the growth in the network of POS terminals and the development of new products and services. Partially offsetting these increases, was a reduction in the FDIC assessment of $5.0 million, caused by a decrease in the assessment rate during the third quarter of 1995, when the Bank Insurance Fund (BIF) reached is statutory level.

     Income tax expense rose $6.0 million from $11.3 million in the first quarter of 1995 to $17.3 million in the same quarter this year, primarily as a result of the growth in pre-tax earnings. The effective tax rate increased to 27.7% from 25.1%.

BALANCE SHEET COMMENTS
At March 31, 1996, the Corporation's total assets reached $15.8 billion, reflecting an increase of 20.9% when compared with $13.1 billion at March 31, 1995. Total assets at December 31, 1995 were $15.7 billion. Average assets for the first quarter of 1996 were $15.6 billion compared with $12.9 billion for the same period in 1995, an increase of 20.3%. Average assets for the year ended December 31, 1995 were $14.1 billion.

     Earning assets at March 31, 1996 amounted to $14.8 billion compared with $12.2 billion at March 31, 1995 and $14.7 billion at December 31, 1995. Total loans amounted to $8.9 billion at March 31, 1996 compared with $8.0 billion a year ago. All loan categories showed increases. Commercial, including construction loans, increased from $3.1 billion at March 31, 1995 to $3.5 billion at March 31, 1996, a rise of $404 million or 13%. Mortgage loans rose $207 million or 9.2% as compared with March 31, 1995. Most of the increase was in Equity One, which rose $135 million. Mortgage loans amounted to $2.4 billion as of March 31, 1996, compared with $2.2 billion at March 31, 1995. Consumer loans increased $210 million or 9.7% and the lease financing portfolio rose $35.5 million or 7.4% as compared with March 31, 1995. Total loans at December 31, 1995 amounted to $8.7 billion.

     Money market investments amounted to $661 million at March 31, 1996, compared with $52 million as of the same date in 1995. BP Capital had $658 million in money market investments at the end of this quarter. Investment securities as of March 31, 1996, totaled $5.0 billion compared with $4.1 billion as of March 31, 1995. Most of this growth was reflected at Banco Popular, where investment securities increased by $1 billion. These figures include $3.3 billion in investment securities available-for-sale as of March 31, 1996 and $1.1 billion as of March 31, 1995. In November 1995, the Financial Accounting Standards Board (FASB) issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting For

Certain Investments in Debt and Equity Securities". In conjunction with the issuance of this Special Report the FASB provided for a one-time "window" to reclassify securities from the held-to-maturity portfolio to the available-for-sale or trading portfolios before January 1, 1996, without calling into question the intent to hold other debt securities to maturity in the future. As a result of this window, at the end of 1995 the Corporation transferred $1.3 billion from securities held-to-maturity to available-for-sale. The increase of $288 million in the trading portfolio is mainly related to BP Capital and Puerto Rico Home Mortgage.

     Total deposits were $10.2 billion at March 31, 1996, compared with $9.4 billion at March 31, 1995, an increase of $803 million. Most of the increase was attained at Banco Popular, where total deposits increased $757 million. Total deposits at December 31, 1995 were $9.9 billion.

     Borrowings increased $1.6 billion, from $2.4 billion at March 31, 1995 to $4 billion at the end of the first quarter of 1996. This rise is mainly due to an increase of $1.3 billion in federal funds purchased and securities sold under agreements to repurchase due mainly to the arbitrage activities of BP Capital, that had $851 million in that liability category as of March 31,1996. Also, federal funds purchased and securities sold under agreements to repurchase in Banco Popular showed an increase of $503 million mainly due to arbitrage opportunities and asset/liability management strategies. In addition, the medium-term notes and the commercial paper issued by BanPonce Financial and the Corporation to finance the growth in the operation of their subsidiaries increased by $305 million.

     Subordinated notes increased to $175 million, from $50 million outstanding a year ago, due to the issuance by the Corporation on December 12, 1995, of $125 million in notes carrying an interest rate of 6.75% and maturing on December 15, 2005. The proceeds obtained from this issuance were utilized to finance the growth and expansion of the Corporation's subsidiaries.

     Stockholders' equity at March 31, 1996, amounted to $1.16 billion, compared with $1.04 billion at March 31, 1995. The increase is mainly due to earnings retention and to a decrease in unrealized losses on securities available-for-sale. The Corporation's stockholders' equity at March 31, 1996 and 1995 includes $19 thousand and $7.7 million, respectively, net of deferred taxes, in unrealized holding losses on securities available-for-sale. Also, the additional shares issued under the Dividend Reinvestment Plan contributed $3.7 million in additional capital since March 31, 1995. Stockholders' equity at December 31, 1995 amounted to $1.14 billion.

     The market value of the Corporation's common stock at March 31, 1996 was $46.25 per share, compared with $31.50 at March 31, 1995 and $38.75 at December 31, 1995. The Corporation's total market capitalization at March 31, 1996 was $1.5 billion. Book value per common share increased to $32.13 as of March 31, 1996, compared with $28.55 as of the same date last year. The dividend payout ratio to common stockholders for the quarter ended March 31, 1996 was 22.96%, compared with 25.94% for the same quarter last year.

     The market value of the Corporation's preferred stock at March 31, 1996, was $27.25 per share, compared with $25.50 at March 31, 1995, and $27.25 at December 31, 1995.

     The Corporation's Tier I, total capital and leverage ratios at March 31, 1996 were 11.96%, 14.68% and 6.65%, respectively, compared with 12.31%, 13.72%
and 7.31%, at March 31, 1995.

     CONSOLIDATED STATEMENTS OF CONDITION


ASSETS
      CASH AND DUE FROM BANKS ............................................          $   405,890          $   369,605
- --------------------------------------------------------------------------------------------------------------------

      MONEY MARKET INVESTMENTS:
       FEDERAL FUNDS SOLD AND SECURITIES AND MORTGAGES
         PURCHASED UNDER AGREEMENTS TO RESELL ............................              632,527               36,030
       TIME DEPOSITS WITH OTHER BANKS ....................................               26,993               15,100
       BANKERS' ACCEPTANCES ..............................................                1,837                  681
                                                                                        661,357               51,811
- --------------------------------------------------------------------------------------------------------------------
      INVESTMENT SECURITIES HELD-TO-MATURITY,
       AT COST ...........................................................            1,657,059            3,020,105
      INVESTMENT SECURITIES AVAILABLE-FOR-SALE,
       AT MARKET VALUE ...................................................            3,337,217            1,106,231
      TRADING ACCOUNT SECURITIES, AT MARKET VALUE ........................              295,573                7,169
      LOANS HELD-FOR-SALE ................................................               87,486               25,646
      LOANS ..............................................................            9,088,593            8,271,609
       LESS UNEARNED INCOME...............................................              326,001              303,538
               ALLOWANCE FOR LOAN LOSSES .................................              174,724              157,467
- --------------------------------------------------------------------------------------------------------------------

                                                                                      8,587,868            7,810,604
- --------------------------------------------------------------------------------------------------------------------

      PREMISES AND EQUIPMENT .............................................              335,279              328,459
      OTHER REAL ESTATE ..................................................                7,353                8,206
      CUSTOMERS' LIABILITIES ON ACCEPTANCES ..............................                1,867                  843
      ACCRUED INCOME RECEIVABLE ..........................................              134,247               84,183
      OTHER ASSETS .......................................................              155,707              102,209
      INTANGIBLE ASSETS ..................................................              138,180              160,472
- --------------------------------------------------------------------------------------------------------------------

                                                                                    $15,805,083          $13,075,543

    LIABILITIES AND STOCKHOLDERS' EQUITY
      LIABILITIES:
       DEPOSITS:
         NON-INTEREST BEARING ............................................          $ 1,931,168          $ 1,778,136
         INTEREST BEARING ................................................            8,251,914            7,602,298
- --------------------------------------------------------------------------------------------------------------------

                                                                                     10,183,082            9,380,434
       FEDERAL FUNDS PURCHASED AND SECURITIES SOLD
         UNDER AGREEMENTS TO REPURCHASE ..................................            2,552,831            1,223,317
       OTHER SHORT-TERM BORROWINGS .......................................              740,088              557,162
       NOTES PAYABLE .....................................................              684,589              593,178
       SENIOR DEBENTURES .................................................               30,000               30,000
       ACCEPTANCES OUTSTANDING ...........................................                1,867                  843
       OTHER LIABILITIES .................................................              278,056              202,291
- --------------------------------------------------------------------------------------------------------------------

                                                                                     14,470,513           11,987,225
- --------------------------------------------------------------------------------------------------------------------

       SUBORDINATED NOTES ................................................              175,000               50,000
- --------------------------------------------------------------------------------------------------------------------

      STOCKHOLDERS' EQUITY:
       PREFERRED STOCK ...................................................              100,000              100,000
       COMMON STOCK ......................................................              197,850              197,200
       SURPLUS ...........................................................              428,098              410,036
       RETAINED EARNINGS .................................................              383,641              295,895
       UNREALIZED LOSSES ON SECURITIES AVAILABLE-FOR-SALE, NET OF
         DEFERRED TAXES ..................................................                  (19)              (7,670)
       CAPITAL RESERVES ..................................................               50,000               42,857
- --------------------------------------------------------------------------------------------------------------------
                                                                                      1,159,570            1,038,318
                                                                                    $15,805,083          $13,075,543
- --------------------------------------------------------------------------------------------------------------------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                              Quarter ended
                                                                                                 March 31,
(Dollars in thousands, except per common share information)                              1996                1995
- --------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
      Loans ...............................................................           $ 217,247            $ 190,550
      Money market investments ............................................               8,673                  986
      Investment securities ...............................................              71,945               58,568
      Trading account securities ..........................................               5,062                  115
                                                                                      ------------------------------
                                                                                        302,927              250,219

INTEREST EXPENSE:
      Deposits ............................................................              82,996               77,065
      Short-term borrowings ...............................................              42,930               25,374
      Long-term debt ......................................................              14,541               10,252
                                                                                      ------------------------------
                                                                                        140,467              112,691
                                                                                      ------------------------------
      Net interest income .................................................             162,460              137,528
      Provision for loan losses ...........................................              21,273               11,698
                                                                                      ------------------------------
      Net interest income after provision for loan losses .................             141,187              125,830
      Servcie charges on deposit accounts .................................              21,076               18,090
      Other service fees ..................................................              17,380               13,811
      Gain on sale of securities ..........................................                 729                   46
      Trading account profit (loss) .......................................                 938                  (50)
      Other operating income ..............................................              11,869                5,656
                                                                                      ------------------------------
                                                                                        193,179              163,383

OPERATING EXPENSES:
      Personnel costs:
       Salaries ...........................................................              44,752               41,530
       Profit sharing .....................................................               6,070                3,327
       Pension and other benefits .........................................              16,981               15,561
                                                                                      ------------------------------
                                                                                         67,803               60,418
      Net occupancy expense ...............................................               9,318                7,769
      Equipment expenses ..................................................              11,774                9,383
      Other taxes .........................................................               5,963                5,631
      Professional fees ...................................................               9,916                7,554
      Communications ......................................................               6,316                5,603
      Business promotion ..................................................               5,392                3,792
      Printing and supplies ...............................................               2,923                2,781
      Other operating expenses ............................................               6,740               10,451
      Amortization of intangibles .........................................               4,554                4,936
                                                                                      ------------------------------
                                                                                        130,699              118,318
                                                                                      ------------------------------

      Income before tax ...................................................              62,480               45,065

      Income tax ..........................................................              17,338               11,324
                                                                                      ------------------------------

      NET INCOME ..........................................................           $  45,142            $  33,741
                                                                                      ==============================

      NET INCOME APPLICABLE TO COMMON STOCK ...............................           $  43,055            $  31,654
                                                                                      ==============================

      EARNINGS PER COMMON SHARE: ..........................................           $    1.31            $    0.96
                                                                                      ==============================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          For the quarter ended
                                                                                                 March 31,
(In thousands)                                                                           1996                 1995
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income ......................................................           $   45,142           $   33,741
                                                                                     -------------------------------

       Adjustments to reconcile net income to cash provided by
         operating activities:
         Depreciation and amortization of premises and equipment                         12,355               10,288
         Provision for loan losses .......................................               21,273               11,698
         Amortization of intangibles .....................................                4,554                4,936
         Gain on sale of investment securities available-for-sale ........                 (729)                 (46)
         Gain on disposition of premises and equipment ...................                  (10)                (771)
         Amortization of premiums and accretion of discounts
           on investments ................................................                  755                 (700)
         Decrease in loans held-for-sale .................................               25,319                5,796
         Amortization of deferred loan fees and costs ....................                  (45)                 142
         Net increase in postretirement benefit obligation ...............                2,253                1,831
         Net decrease (increase) in trading securities ...................               35,101               (5,499)
         Net increase in interest receivable .............................              (20,708)                (943)
         Net (increase) decrease in other assets .........................              (13,032)               8,465
         Net decrease in interest payable ................................               (1,418)              (2,191)
         Net increase in current and deferred taxes ......................                6,208                7,051
         Net decrease in other liabilities ...............................               (5,791)             (19,202)
                                                                                     -------------------------------
       Total adjustments .................................................               66,085               20,855
                                                                                     -------------------------------

       Net cash provided by operating activities .........................              111,227               54,596
                                                                                     -------------------------------
       CASH FLOWS FROM INVESTING ACTIVITIES:
         Net decrease in money market investments ........................              137,362              213,859
         Purchases of investment securities held-to-maturity .............           (1,366,623)          (8,174,307)
         Maturities of investment securities held-to-maturity ............            1,354,385            8,127,681
         Purchases of investment securities available-for-sale ...........           (1,717,071)            (327,377)
         Maturities of investment securities available-for-sale ..........              474,048                1,894
         Sales of investment securities available-for-sale ...............            1,101,095              143,244
         Net disbursements on loans ......................................             (266,068)            (282,941)
         Proceeds from sale of loans .....................................               90,066               61,692
         Acquisition of loan portfolios ..................................              (35,198)
         Assets acquired, net of cash ....................................                                   (16,661)
         Acquisition of premises and equipment ...........................              (24,452)             (18,434)
         Proceeds from sale of premises and equipment ....................                2,031                5,850
                                                                                     -------------------------------
       Net cash used in investing activities .............................             (250,425)            (265,500)
                                                                                     -------------------------------
       CASH FLOWS FROM FINANCING ACTIVITIES:
         Net increase in deposits ........................................              306,419              184,618
         Net deposits acquired ...........................................                                   163,636
         Net decrease in federal funds purchased and securities
           sold under agreements to repurchase ...........................             (448,047)            (287,290)
         Net increase (decrease) in other short-term borrowings ..........              285,381              (39,157)
         Proceeds from issuance of notes payable .........................              116,117              145,923
         Payments of notes payable .......................................             (161,957)             (20,003)
         Dividends paid ..................................................              (11,972)             (10,297)
         Proceeds from issuance of common stock ..........................                  974                  763
                                                                                     -------------------------------
      Net cash provided by financing activities ..........................               86,915              138,193
                                                                                     -------------------------------
      Net decrease in cash and due from banks ............................              (52,283)             (72,711)
      Cash and due from banks at beginning of period .....................              458,173              442,316
                                                                                     -------------------------------
      Cash and due from banks at end of period ...........................           $  405,890           $  369,605
                                                                                     ===============================


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars in thousands, except per share information)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Vehicle Equipment Leasing Company, Inc. (Velco); BP Capital Markets, Inc.; Popular International Bank, Inc. and its wholly-owned subsidiary BanPonce Financial Corp., including Banco Popular, FSB, Pioneer Bancorp, Inc. (second tier subsidiaries) and Equity One, Inc.; and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc., as of March 31, 1996 and 1995, and their related statements of income and cash flows for the quarter then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior year' consolidated financial statements to conform to the 1996 presentation.

NOTE 2 - ACCOUNTING CHANGES

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the first quarter of 1996, no impairment recognition was necessary based on this pronouncement.

Effective January 1, 1996, the Corporation adopted SFAS 122, "Accounting for Mortgage Servicing Rights." This statement requires that mortgage banking enterprises recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires mortgage banking enterprises to assess capitalized mortgage servicing rights for impairment based on the fair value of those rights. Pursuant to the provisions of SFAS 122, the total cost of mortgage loans to be sold with servicing rights retained is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. These mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income.

To estimate the fair value of mortgage servicing rights the Corporation considers prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. For purposes of evaluating and measuring impairment of capitalized mortgage servicing rights, the Corporation stratifies such rights based on predominant risk characteristics of underlying loans, such as loan type, note rate and term. The amount of impairment recognized if any, is the amount by which the capitalized mortgage servicing rights per stratum exceed estimated fair value. Impairment is recognized through a valuation allowance. As of March 31, 1996, the carrying value, estimated fair value and valuation allowance of capitalized mortgage servicing rights were $23,898, $26,469 and $212, respectively. During this quarter the Corporation realized additional income of $707 as a result of the adoption of this pronouncement.

Effective January 1, 1996, the Corporation adopted SFAS 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value-based method of accounting for stock-based employee compensation plans. It encourages entities to adopt this method in lieu of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock.

The Corporation provides a stock-based compensation plan for senior management. This is a three-year incentive plan which provides incentive compensation linked to long-term corporate performance and objectives. For the quarter ended March 31, 1996, the Corporation recognized $103 related to this plan.

Effective January 1, 1995, the Corporation adopted SFAS 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These statements address the accounting by creditors for impairment of certain loans and require that impaired loans as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective rate, at the loan's observable market price or, on the fair value of the collateral if the loan is collateral dependent. As of March 31, 1996, the recorded investment in loans that are considered to be impaired under SFAS 114 was $79,774 (1995 - $87,393) of which $38,365 (1995 - $43,004) had a related allowance for possible loan losses of $8,555 (1995 - $8,449). Average impaired loans during the first quarter of 1996 were $83,043. The Corporation recognized interest income on impaired loans of $901 for the quarter ended March 31, 1996.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of march 31, 1996 and market value for the following investment securities are:

  Investments securities held-to-maturity:

                                                                      March 31,
                                                         1996                          1995
                                            Amortized Cost  Market Value  Amortized Cost  Market Value
                                            ----------------------------------------------------------
U.S. Treasury (average maturity of
  1 year and 1 month)                         $  924,137     $  927,247     $1,912,231     $1,901,025
Obligations of other u.s. government
  agencies and corporations (average
  maturity of 11 months)                         132,271        130,950        249,509        244,949
Obligations of puerto rico, states and
  political subdivisions (average
  maturity of 2 years and 5 months)              218,222        220,124        217,037        220,211
Collateralized mortgage obligations
  (average maturity of 1 year and 5 months)      262,655        260,900        439,613        427,884
Mortgage-backed securities (average
  maturity of 4 years and 4 months)               59,706         60,395        146,015        141,573
Equity securities (without contractual
  maturity)                                       47,674         47,674         43,558         43,558
Others (average maturity of 6 years
  and 6 months)                                   12,394         12,430         12,142         12,175
                                              -------------------------------------------------------
                                              $1,657,059     $1,659,720     $3,020,105     $2,991,375
                                              =======================================================

Investments securities available-for-sale:

                                                                               March 31,
                                                                  1996                             1995
                                                   Amortized Cost    Market Value   Amortized Cost     Market Value
                                                   ----------------------------------------------------------------
U.S. Treasury (average maturity of
  1 year and 1 month)                                 $2,454,152       $2,453,291      $  597,602       $  588,337
Obligations of other U.S. Government
  agencies and corporations (average
  maturity of 8 months)                                  440,015          439,624         100,559           99,573
Obligations of Puerto Rico, States and
  political subdivisions (average
  maturity of 2 years and 9 months)                       26,468           26,564          28,430           27,872
Collateralized mortgage obligations (average
  maturity of 2 years and 6 months)                      109,047          108,342          61,356           60,789
Mortgage-backed securities (average maturity
  of 16 years and 7 months)                              260,168          256,910         250,765          250,015
Equity securities (without contractual maturity)          27,703           34,436          27,989           29,645
Others (average maturity of 14 years and 1 month)         18,050           18,050          50,000           50,000
                                                      ------------------------------------------------------------
                                                      $3,335,603       $3,337,217      $1,116,701       $1,106,231
                                                      ============================================================

NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $2,774,689 (1995 - $1,963,134) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at March 31, 1996 amounted to $17,591 and $118,805. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES

Subordinated notes consist of the following:

                                                                           March 31,
                                                                       1996         1995
                                                                    ----------------------
   Subordinated notes issued by the Corporation on
     December 12, 1995, maturing on December 15,
     2005, with interest payable semi-annually at 6.75%             $125,000
                                                                    ----------------------

   Subordinated notes issued by Banco Popular on March 29,
     1989, maturing on June 15, 1996, with interest payable quarterly and consisting of:

   8.875% Fixed Rate Notes series A                                   15,000       $15,000

   8.6875% Fixed Rate Notes series B                                  15,000        15,000

   Floating Rate Notes series A with interest
     payable at 88% of LIBID rate                                     19,000        19,000

   Floating Rate Notes series B with interest
     payable at 86% of LIBID rate                                      1,000         1,000
                                                                    ----------------------
                                                                      50,000        50,000
                                                                    ----------------------
                                                                    $175,000       $50,000
                                                                    ======================

NOTE 7 - STOCKHOLDERS' EQUITY

Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,974,936 are issued and outstanding at March 31, 1996. Authorized preferred stock is 10,000,000 shares without par value of which 4,000,000 non-cumulative with a dividend rate of 8.35% and a liquidation preference value of $25 per share are issued and outstanding at March 31, 1996.

NOTE 8 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $43,055 and $31,654 for the quarters ended March 31, 1996 and 1995, respectively, after deducting the dividends on preferred stock. EPS are based on 32,974,936 and 32,866,623 average shares outstanding for the first quarter of 1996 and 1995, respectively.

NOTE 9 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the quarter ended March 31, 1996, the Corporation paid interest and income taxes amounting to $148,341 and $5,564, respectively (1995 - $117,421 and $1,392). In addition, the loans receivable transferred to other real estate and other property for the quarter ended March 31, 1996, amounted to $468 and $1,142, respectively (1995 - $1,963 and $859). The Corporation's stockholders' equity at March 31, 1996 and 1995 includes $19 and $7,670, respectively, in unrealized holding losses on securities available-for-sale, net of deferred taxes.

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *
Juan J. Bermudez
Esteban D. Bird *
Francisco J. Carreras
David H. Chafey, Jr. *
Luis E. Dubon, Jr.
Roberto W. Esteves *
Hector R. Gonzalez
Jorge A. Junquera Diez
Franklin A. Mathias
Manuel Morales, Jr.
Alberto M. Paracchini
Francisco Perez, Jr. **
Francisco M. Rexach, Jr.
Jose E. Rossi *
Felix J. Serralles Nevares
Emilio Jose Venegas **
Julio E. Vizcarrondo, Jr.

Samuel T. Cespedes, Secretary

 * Director of Banco Popular de Puerto Rico only
** Director of Banponce Corporation only

EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board,
  President and Chief Executive Officer
David H. Chafey, Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel Burckhart, Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President

OFFICES

CENTRAL OFFICE
  Banco Popular Center, Hato Rey
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

NEW YORK OFFICE
  7 West 51st St.
  New York, N.Y. 10019
  Telephone: (212) 315-2800

LOS ANGELES OFFICE
  354 South Spring St.
  Los Angeles, California 90013
  Telephone: (213) 626-1160

VIRGIN ISLANDS OFFICE
  80 Kronprindsens Gade
  Kronprindsens Quarter
  Charlotte Amalie, St. Thomas
  U.S. Virgin Islands 00802
  Telephone: (809) 774-2300

SUBSIDIARIES
VEHICLE EQUIPMENT LEASING COMPANY, INC.
  State Road #2 Km. 6.8
  Villa Caparra
  Guaynabo, Puerto Rico 00966
  Telephone: (787) 792-9292

POPULAR LEASING AND RENTAL, INC.
  M-1046 Federico Costa St.
  Tres Monjitas Industrial Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

POPULAR CONSUMER SERVICES, INC.
  10 Salud Street
  El Senorial Condominium, Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

EQUITY ONE, INC.
  523 Fellowship Road, Suite 220
  Mt. Laurel, New Jersey 08054
  Telephone: (609) 273-1119

PIONEER BANCORP, INC.
  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (312) 772-8600

BANCO POPULAR, FSB
  500 Bloomfield Avenue
  Newark, New Jersey 07107
  Telephone: (201) 484-6525

POPULAR MORTGAGE, INC.
  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

BP CAPITAL MARKETS, INC.
  1020 Popular Center
  Hato Rey, Puerto Rico 00918
  Telephone: (787) 766-4200

[BANPONCE CORPORATION LOGO]

PO Box 362708
San Juan, Puerto Rico 00936-2708


(LOGO) Printed on recycled paper.